VIA EDGAR

                        August 15, 2005


Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549


	RE: 	USAS Digital, Inc.
		Registration Statement on Form 10-SB12G
		File Number: 000-51424
		Filed: July 8, 2005


Dear Mr. Reynolds:

Please let this letter confirm our withdrawal of our Form 10SB12G filed on July 8, 2005.

Attached is the requested preliminary legal analaysis made pursuant to your correspondence dated July 18, 2005.


Sincerely,

/s/ Barney A. Richmond
________________
Barney A. Richmond
President
USAS Digital, Inc.